Exhibit 99.1

Telesat Announces Results of 2022 Annual Meeting of Shareholders

OTTAWA, CANADA – June 2, 2022 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, announced the voting results from its annual meeting of shareholders held yesterday virtually via live audio webcast.

Shareholders of Telesat voted in favour of all items of business, including the election of each of the director nominees as follows:

	Votes For	Votes Withheld
The election of the following Directors:
(a) Melanie Bernier	52,631,218	552,126
(b) Michael Boychuk	52,578,439	604,905
(c) Jason A. Caloras	52,616,002	567,342
(d) Jane Craighead	51,653,498	1,529,846
(e) Richard Fadden	52,370,991	812,353
(f) Daniel S. Goldberg	52,566,356	616,988
(g) Henry(Hank) Intven	52,335,893	847,451
(h) Dr. Mark H. Rachesky	51,682,715	1,500,629
(i) Guthrie Stewart	51,405,015	1,778,329
(j) Michael B. Targoff	52,450,025	733,319

Final voting results on all matters voted on at the meeting will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com